SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Third Quarter Trading Update

Exhibit No: 99.1

20 October 2017

InterContinental Hotels Group PLC
Third Quarter Trading Update
Highlights
●            Global Q3 comparable RevPAR1 up 2.3%, and up 2.2% Q3 YTD
●            Enhanced global scale: 11k rooms opened, increasing net system size 4.1% YoY to 786k rooms
●            Building future growth: 20k rooms (137 hotels) signed; pipeline of 235k rooms

Keith Barr, Chief Executive of InterContinental Hotels Group PLC, said:
"We have delivered a good third quarter performance; RevPAR increased by 2.3% and net rooms growth of 4.1% was our strongest since 20102. We also signed hotels into our pipeline at the fastest third quarter rate since 2008, and have made an excellent start with our plans to accelerate the growth of our brands around the world.

Our new US midscale brand, avid hotels, is generating strong traction with our owner community.  With over 150 written expressions of interest and more than 50 applications in the first four weeks of franchise sales, demand from owners has exceeded our original expectations.

The international expansion of our newest brands is gathering pace. This week we continued the global roll out of Kimpton Hotels & Restaurants, with a landmark signing in Bali and two signings in key Chinese urban and resort locations, Shanghai and Sanya Bay.  We have several further deals in progress which will secure our presence for the brand in ten major markets around the world. We have also expanded the global footprint of EVEN Hotels, with signings in Shanghai, Sanya Bay and Auckland, New Zealand.

"Franchise Plus", our franchising solution for Holiday Inn Express in China, is gaining momentum with 6 hotels now open and a further 58 in the pipeline, including 19 signings in the quarter.  We expect a further ramp up in activity over the next 12 months.

Looking ahead, despite macro-economic and geopolitical uncertainties around the world, we remain confident in the outlook for the remainder of the year."

Third Quarter RevPAR performance
Americas
RevPAR was up 0.8% in Q3, and 1.1% Q3 YTD.  In the US, RevPAR was up 0.4% in Q3 and 0.6% Q3 YTD with performance in the quarter impacted by several events. Hurricanes Harvey and Irma had a mixed impact; displacement activity together with the relief and reconstruction efforts benefitted our franchise business; but performance across the managed estate was negatively impacted by the cancellation of group bookings at some hotels. Meanwhile the negative impact of calendar shifts was partially offset by incremental demand from the solar eclipse.  Excluding the effect of the hurricanes and these one-off events, we estimate that underlying US RevPAR was marginally positive in the quarter. Elsewhere in the region, Canada and Latin America continued to grow well, up 7% and 8% respectively, whilst in Mexico RevPAR was flat due to the earthquake in Mexico City.

Europe
RevPAR was up 7.1% in Q3, and 6.6% Q3 YTD.  The UK delivered Q3 RevPAR growth of 4.0% with our brands driving outperformance in both London, up 3%, and the provinces, up 5%.  RevPAR growth in Germany of 3% reflected a more moderate trade fair calendar as expected, and continued strong corporate and leisure demand drove mid-single digit RevPAR growth in Russia. Markets previously impacted by terrorist attacks grew strongly, including RevPAR growth of 6% in France, and double digit growth in Belgium and Turkey.  Performance across several markets in Southern Europe was also strong due to increased demand over the summer months.

Asia, Middle East & Africa
RevPAR was up 0.6% in Q3, and 1.2% Q3 YTD.  Outside the Middle East, RevPAR grew 4%.  India RevPAR growth of almost 10% continued to be driven by tourism, whilst Australasia and Southeast Asia were both up mid-single digits.  In Japan, flat RevPAR reflects weak transient demand and disruption from a typhoon in September.  In the Middle East, RevPAR declined 6% due to the timing of Ramadan, and the ongoing impact of low oil prices, high supply growth and government austerity measures.

Greater China
RevPAR was up 7.8% in the quarter and 5.4% Q3 YTD.  Q3 growth of 9% in mainland China was helped by weak comparables driven by one-off events in tier 2-3 cities in the quarter last year. Tier 1-3 cities all delivered high single digit RevPAR growth benefitting from strong corporate and meetings demand.  Hong Kong RevPAR was down 1%, impacted by renovations at one property, whilst 15% RevPAR growth in Macau reflects improving leisure demand and the ongoing ramp up of one new hotel.

Strategic progress
Strengthening our portfolio of preferred brands
-     Launched avid hotels, our new build brand targeting a $20 billion underserved segment in the US. This will become another brand of scale for IHG and we are already gaining strong traction with owners with over 150 written expressions of interest since launch, and over 50 applications in the first 4 weeks of franchise sales.
-     Strengthened our position in the boutique segment with two openings and three signings for Kimpton in the US and, in October, the launch of the brand in our Greater China and AMEA regions.  10 signings and two openings for Hotel Indigo takes this brand to 163 open and pipeline properties.
-     Expanded our global presence for EVEN hotels, with two Q3 signings in Greater China and one in New Zealand.
-     Signed 13k rooms into the Holiday Inn Brand Family pipeline, including a record third quarter for Holiday Inn Express, and opened almost 7k rooms.

Increasing our pace of net system growth
-     Net system size up 4.1% year on year to 786k rooms (5,272 hotels), our fastest pace of growth since 20102, led by AMEA (14%) and Greater China (10%).
-     11k rooms (70 hotels) opened in the quarter, our best Q3 for six years, and 3k rooms (19 hotels) removed.
-     20k rooms (137 hotels) were signed; our highest Q3 signings since 2008.
-     Continued to expand our China franchising solution "Franchise Plus" with 19 new Holiday Inn Express deals signed in the quarter bringing the total to 63 signings after just 17 months.
-     235k pipeline rooms with ~45% under construction.

Driving revenue delivery through technology and loyalty
-     Our innovative cloud-based Guest Reservations System remains on track for roll-out starting by the end of 2017 with full deployment expected by late 2018 / early 2019.
-     In September, the IHG App for mobile passed the milestone of $1 billion of gross room revenues booked through the platform, up fourfold over the past 3 years. Having been downloaded over 9 million times since its launch, it is one of the highest rated hotel mobile apps on the iOS app store.
-     In early 2018, Kimpton Karma Rewards, the loyalty program of Kimpton Hotels & Restaurants, will become a part of IHG® Rewards Club and offer all members one program with a single reward point system.

Financial position and capital allocation
The financial position of the group remains robust, with an on-going commitment to an efficient balance sheet and an investment grade credit rating.

As previously announced, on 6 October we paid an interim ordinary dividend to shareholders of 33¢ per share.  This takes the total returned to shareholders, including from ordinary dividends, to $12.9bn since demerger in 2003.

Foreign exchange
The weakening of the US Dollar against many major currencies globally increased group RevPAR to 2.7% in the quarter, when reported at actual exchange rates.  A breakdown of constant vs. actual currency RevPAR by region is set out in Appendix 2.

 Appendix 1: Third quarter RevPAR movement summary

	Q3 2017				YTD 2017
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	2.3%	0.8%	1.1%pts	2.2%	0.8%	1.0%pts
Americas	0.8%	0.7%	0.1%pts	1.1%	0.9%	0.1%pts
Europe	7.1%	4.0%	2.3%pts	6.6%	3.5%	2.2%pts
AMEA	0.6%	(1.0)%	1.1%pts	1.2%	(1.1)%	1.6%pts
G. China	7.8%	0.9%	4.5%pts	5.4%	(0.4)%	3.6%pts

Appendix 2: RevPAR at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q3 2017				YTD 2017
	CER	AER	Difference	CER	AER	Difference
Group	2.3%	2.7%	(0.4)%pts	2.2%	1.4%	0.8%pts
Americas	0.8%	1.3%	(0.5)%pts	1.1%	1.1%	-
Europe	7.1%	9.8%	(2.7)%pts	6.6%	3.4%	3.2%pts
AMEA	0.6%	(1.8)%	2.4%pts	1.2%	(0.3)%	1.5%pts
G. China	7.8%	7.6%	0.2%pts	5.4%	2.6%	2.8%pts

Appendix 3: Q3 system & pipeline summary (rooms)

	System				Pipeline
	Openings	Removals	Net	Total	Signings	Total
Group	10,699	(2,830)	7,869	785,544	19,789	234,700
Americas	4,751	(2,651)	2,100	492,049	8,544	104,172
Europe	1,512	(407)	1,105	111,467	1,539	23,382
AMEA	1,502	275	1,777	83,709	2,242	35,287
G. China	2,934	(47)	2,887	98,319	7,464	71,859

Appendix 4: Q3 YTD system & pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YOY%	Signings	Total
Group	33,556	(15,147)	18,409	785,544	4.1%	51,562	234,700
Americas	15,369	(11,313)	4,056	492,049	1.7%	24,358	104,172
Europe	2,955	(1,557)	1,398	111,467	3.8%	4,667	23,382
AMEA	8,412	(754)	7,658	83,709	13.5%	5,245	35,287
G. China	6,820	(1,523)	5,297	98,319	10.1%	17,292	71,859

Appendix 5: Definitions

AER: Actual exchange rates used for each respective period. CER: Constant exchange rates. RevPAR: Revenue per available room.

1 RevPAR growth is at constant exchange rates (CER) unless otherwise stated.

2 Organic growth

For further information, please contact:
Investor Relations (Catherine Dolton; Tom Yates; Kavita Tatla):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond; Mark Debenham):	+44 (0)1895 512097	+44 (0)7527 424046
Conference call for Analysts and Shareholders:
A conference call with Paul Edgecliffe-Johnson (Chief Financial Officer) will commence at 9.00am London time on 20 October and can be accessed on https://www.ihgplc.com/investors/2017-third-quarter-trading-update There will be an opportunity to ask questions.

International dial-in Standard US dial-in	+44 (0) 20 3059 8125 +1 7249 289 460
Passcode	IHG Investor
A replay of the 9.00am conference call will be available following the event - details are below:
International dial-in Standard US dial-in	+44 (0) 121 260 4861 +1 844 2308 058
Replay pin	7171574#

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9.00am New York Time on 20 October with Paul Edgecliffe-Johnson (Chief Financial Officer). There will be an opportunity to ask questions.

International dial-in Standard US dial-in	+44 (0) 20 3059 8125 +1 7249 289 460
Passcode	IHG Investor
A replay of the 9.00am US conference call will be available following the event - details are below:
International dial-in Standard US dial-in	+44 (0) 121 260 4861 +1 844 2308 058
Replay pin	7172527#
Website: The full release and supplementary data will be available on our website from 7.00am (London time) on 20 October. The web address is www.ihgplc.com/investors/results-and-presentations
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn®, Holiday Inn Express®, Holiday Inn Club Vacations®, Holiday Inn Resort®, avid™ hotels, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,300 hotels and more than 785,000 guest rooms in almost 100 countries, with more than 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	20 October 2017